UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: January 2023
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On January 18, 2023, the Board of Directors (the “Board”) of Maxeon Solar Technologies, Ltd. (the “Company”) appointed Luo Luo Xu to serve as a member of the Board and as a member of the Company’s Nomination and Corporate Governance Committee. Mr. Xu is a designee of Zhonghuan Singapore Investment and Development Pte. Ltd (“TZE”), pursuant to the Shareholders Agreement dated August 26, 2020 between the Company, TZE and TotalEnergies Solar INTL SAS and TotalEnergies Gaz Electricité Holdings France SAS, and is replacing Yanbing Jiang, whose resignation from the Board was effective immediately upon Mr. Xu’s appointment.

Mr. Luo Luo Xu serves as a director designated by TZE on Maxeon’s Board of Directors and member of its Nominating and Corporate Governance Committee. Mr. Xu is the Associate President of TCL Group and prior to this role, has held various management positions within TCL Group since 2012. Mr. Xu also serves as vice-chairman at Tianjin Printronics Circuit Corp., a specialized PCB manufacturer listed on Shenzhen Stock Exchange, and a director at Homa, a leading refrigerator ODM manufacturer listed on Shenzhen Stock Exchange. Prior to these roles, he has served on other boards throughout his career, including as Chairman of Highly, a consumer electronics distributor listed on Beijing Stock Exchange. Previously, Mr. Xu has held various management positions at Foton Motor, a commercial vehicle manufacturer listed on Shanghai Stock Exchange, and AVL, a world’s leading mobility technology provider for development, simulation and testing of powertrain. Mr. Xu holds a Bachelor’s Degree in computer science and Postgraduate Degree in excellence management from University of Warwick.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

January 19, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer